March 30, 2011

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Asset Allocation Portfolios, Inc. (the “Registrant”) (File Nos. 333-116351; 811-21591)

Dear Mr. Hallock:

Please find below our responses to your comments that we discussed on February 23, 2011 and March 2, 2011, regarding Post-Effective Amendment No. 15, filed on December 29, 2010, to the Registrant’s registration statement.  For your convenience, we restate each of your comments prior to our responses.

1.           Prospectus – Fees and Expenses Table

Comment:  As shown in Item 3 of Form N-1A, the components of the fund’s “Other Expenses” (i.e., “Administrative Fee” and “Other”) should be set apart from the other captions and expenses included in the Fees and Expenses tables.

Response:  We have reformatted the “Other Expenses” portion of the Fees and Expenses tables accordingly.

2.           Prospectus – Fees and Expenses Table

Comment:  The “Other” subcaption includes a footnote explaining that such expenses are based on estimated amounts for the current fiscal year.  Please clarify that all components of the fund’s “Other Expenses” are based on estimated amounts.

Response:  We have moved the footnote from the “Other” subcaption to the total “Other Expenses” caption.

3.           Prospectus – Portfolio Turnover

Comment: The term “underlying funds” is used in the “Portfolio Turnover” section, however, it is not defined until the following section.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141

Mr. Howie Hallock
March 30, 2011

Response: We have revised the “Portfolio Turnover” disclosure to include the definition of “underlying funds.”

4.           Prospectus – Principal Investments, Principal Risks and Performance

Comment:  The principal investment strategies and principal risks disclosures, which are currently combined under the heading “Principal Investments, Principal Risks and Performance,” should be more prominently identified by separate headings.  Also, consider whether the “Performance” heading is appropriate for a new fund that does not have any performance history to disclose.

Response: We have deleted the “Principal Investments, Principal Risks and Performance” heading and replaced it with separate headings for the “Principal Investment Strategies” and “Principal Risks” sections.  Additionally, we deleted the “Annual Total Returns” subheading and replaced it with a heading entitled “Fund Performance.”  Although the fund does not yet have performance history, this section explains that such information will be added to the prospectus once the fund has investment results for a full calendar year and provides the web site address where current performance information will be available.

5.           Statement of Additional Information – Fundamental Investment Policies

Comment:  For purposes of the funds’ investment policy relating to concentration, paragraph (a) indicates that there is no limitation with respect to investments in “the mutual fund industry.”  Clarify that this means there is no limitation with respect to the funds’ investments in other funds, as opposed to investments in companies operating in the investment company industry (e.g., investment advisors, etc.).

Response: We have clarified the language to indicate that there is no limitation with respect to the funds’ investments in “mutual funds.”

6.	Statement of Additional Information – Independent Directors and Interested Director Tables

Comment:  The “Independent Directors” and “Interested Director” information provided in Appendix A should be presented in a tabular format as required by Item 17(a)(1) of Form N-1A.  Additionally, consider whether it makes sense to include all of the disclosure required by Item 17 together in one place in the statement of additional information (SAI) rather than disclosing the information required by Item 17(a) separately in an appendix to the SAI.

Mr. Howie Hallock
March 30, 2011

Response: We have made the suggested formatting changes to the “Independent Directors” and “Interested Director” tables and also moved such information to the “Management” section of the SAI.

7.           Statement of Additional Information – Qualifications of Directors

Comment: Describe the factors considered in approving the directors’ positions on the Board as required by Item 17(a)(10) of Form N-1A.

Response:  We have added a section entitled “Qualifications of Directors.”  This section also includes information regarding each director’s “Education/Other Professional Experience,” which was previously disclosed in the “Independent Directors” and “Interested Director” tables mentioned above.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Secretary